UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-31221

Total number of pages: 54

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 29, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2016
2.	Results presentation for the first three months of the fiscal year ending March 31, 2017

Earnings Release	July 29, 2016
For the Three Months Ended June 30, 2016	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 4, 2016
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2016 (April 1, 2016 - June 30, 2016)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2016	1,108,670	3.0%	299,291	27.1%	295,292	22.7%	206,854	22.6%
Three months ended June 30, 2015	1,076,864	0.1%	235,395	12.3%	240,611	13.2%	168,784	23.8%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the three months ended June 30, 2016:	187,202 million yen	14.3%
	NTT DOCOMO, INC.:	For the three months ended June 30, 2015:	163,718 million yen	22.4%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2016	55.10 (yen)	—
Three months ended June 30, 2015	43.48 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2016	6,933,236	5,339,100	5,302,608	76.5%	1,417.61 (yen)
March 31, 2016	7,214,114	5,343,105	5,302,248	73.5%	1,409.94 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2016	—	35.00	—	35.00	70.00
Year ending March 31, 2017	—
Year ending March 31, 2017 (Forecasts)		40.00	—	40.00	80.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017 (April 1, 2016 - March 31, 2017)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2016	—	—%	—	—%	—	—%	—	—%	— (yen)
Year ending March 31, 2017	4,620,000	2.1%	910,000	16.2%	914,000	17.5%	640,000	16.7%	173.22 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the three months ended June 30, 2016 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	Yes
(Refer to “2. (3) Changes in Accounting Policies” on page 13.)

(4) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2016:	3,958,543,000 shares
	As of March 31, 2016:	3,958,543,000 shares

ii. Number of treasury stock:	As of June 30, 2016:	218,014,850 shares
	As of March 31, 2016:	197,926,250 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2016:	3,754,094,845 shares
	For the three months ended June 30, 2015:	3,881,483,829 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act of Japan had not been finalized.

* Explanation for forecasts of operations and other notes:

1.	Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2017” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 20, contained in the attachment.

2.	Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2017 are based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on January 29, 2016.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2016

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

The environment surrounding our business has changed significantly. In the Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, market entry by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, technical advancements in the areas of cloud services, IoT*, big data and artificial intelligence (AI), etc., and new policy developments such as the full liberalization of the electricity retail market, brought about active competition and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of telecommunications business.

Amid these changes in the market environment, positioning the current fiscal year ending March 31, 2017 (FY2016) as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we aim to achieve the various medium-term target indicators we announced for the fiscal year ending March 31, 2018 (FY2017) one year ahead of the schedule. In our business management, we are promoting the two pillars of “reinforcement of telecommunications business” and “expansion of smart life business and other businesses” centered on our “+d” value co-creation strategy, in which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners.

In the three months ended June 30, 2016, we further enriched our “Kake-hodai & Pake-aeru” billing scheme to ensure users worry-free usage for a long period time. As part of our “+d” initiatives, in collaboration with our partners, we took actions aimed for “co-creation of social values” in view of the future, including the introduction of “docomo smart parking system” that significantly reduces the initial investment required for starting up a metered parking business, and the commencement of a verification trial on “mobile demand forecast technology,” which predicts the demand for taxi use in real time.

For the three months ended June 30, 2016, despite a decrease in equipment sales revenues, operating revenues increased by ¥31.8 billion from the same period of the previous fiscal year to ¥1,108.7 billion, mainly due to the recovery of telecommunications services revenues as a result of the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, and growth of the “docomo Hikari” users, as well as the growth of our smart life business and other businesses such as “dmarket” and other content services.

Operating expenses decreased by ¥32.1 billion from the same period of the previous fiscal year to ¥809.4 billion owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite an increase in expenses associated with the growth of revenues from smart life business and other businesses and the expansion of “docomo Hikari” revenues.

As a result, operating income increased by ¥63.9 billion from the same period of the previous fiscal year to ¥299.3 billion for the three months ended June 30, 2016.

Income before income taxes and equity in net income (losses) of affiliates was ¥295.3 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥38.1 billion from the same period of the previous fiscal year to ¥206.9 billion for the three months ended June 30, 2016.

*	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

Consolidated results of operations for the three months ended June 30, 2015 and 2016 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Operating revenues	¥1,076.9	¥1,108.7	¥31.8	3.0%
Operating expenses	841.5	809.4	(32.1)	(3.8)

Operating income	235.4	299.3	63.9	27.1
Other income (expense)	5.2	(4.0)	(9.2)	—

Income before income taxes and equity in net income (losses) of affiliates	240.6	295.3	54.7	22.7
Income taxes	72.6	89.6	17.0	23.4

Income before equity in net income (losses) of affiliates	168.0	205.6	37.7	22.4
Equity in net income (losses) of affiliates	1.6	1.0	(0.6)	(38.7)

Net income	169.6	206.6	37.0	21.8
Less: Net (income) loss attributable to noncontrolling interests	(0.8)	0.2	1.0	—

Net income attributable to NTT DOCOMO, INC.	¥168.8	¥206.9	¥38.1	22.6

EBITDA margin*	36.0%	37.2%	1.2 point	—

ROE*	3.1%	3.9%	0.8 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Telecommunications services	¥675.3	¥729.7	¥54.5	8.1%
Mobile communications services revenues	669.4	704.2	34.8	5.2
Voice revenues	196.6	215.9	19.2	9.8
Packet communications revenues	472.7	488.3	15.5	3.3
Optical-fiber broadband service and other telecommunications services revenues	5.9	25.5	19.7	335.7
Equipment sales	201.3	165.8	(35.6)	(17.7)
Other operating revenues	200.3	213.2	12.9	6.5

Total operating revenues	¥1,076.9	¥1,108.7	¥31.8	3.0%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Personnel expenses	¥72.3	¥72.3	¥0.0	0.0%
Non-personnel expenses	537.5	531.5	(6.0)	(1.1)
Depreciation and amortization	145.6	109.7	(35.9)	(24.6)
Loss on disposal of property, plant and equipment and intangible assets	11.3	7.9	(3.4)	(29.9)
Communication network charges	64.6	76.7	12.1	18.7
Taxes and public dues	10.3	11.2	1.0	9.5

Total operating expenses	¥841.5	¥809.4	¥(32.1)	(3.8)%

DOCOMO Earnings Release	Three Months Ended June 30, 2016

ii. Segment Results

Telecommunications Business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Operating revenues from telecommunications business	¥878.6	¥894.9	¥16.3	1.9%
Operating income (loss) from telecommunications business	212.4	270.4	58.0	27.3

Despite a decrease in equipment sales revenues, operating revenues from telecommunications business for the three months ended June 30, 2016 increased by ¥16.3 billion, or 1.9%, from ¥878.6 billion for the same period of the previous fiscal year to ¥894.9 billion, as a result of the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, and growth in the number of “docomo Hikari” users, which amounted to 2.07 million as of June 30, 2016.

Operating expenses from telecommunications business decreased by ¥41.7 billion, or 6.3%, from ¥666.2 billion for the same period of the previous fiscal year to ¥624.5 billion due primarily to a decrease in depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite the increase in expenses associated with “docomo Hikari” revenues.

Consequently, operating income from telecommunications business was ¥270.4 billion, an increase of ¥58.0 billion, or 27.3%, from ¥212.4 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In May 2016, we unveiled seven new models of devices, including smartphones that carry new features such as “Suguden,” which allows users to place and receive calls and perform other basic operations without having to touch the screen, in a bid to offer products and features that can respond to the diverse requirements of customers. The total number of subscriptions using smartphones and tablets amounted to 33.44 million as of June 30, 2016.

•

In June 2016, we added two new options, the “Free Course” and the “Zutto DOCOMO Discount Course,” which allow customers to choose subscriptions with or without cancellation fees, to our “Kake-hodai & Pake-aeru” billing scheme. In addition, in order to allow customers to use our services for a long time at affordable rates, for customers who choose the “Zutto DOCOMO Discount Course,” we expanded the discounts offered under the “Zutto DOCOMO Discount” scheme and started offering reward points for customers renewing two-year contracts. As a result of the foregoing, as well as reinforced promotional activities, the number of “Kake-hodai & Pake-aeru” subscriptions as of June 30, 2016 totaled 31.59 million, recording an increase of 10.77 million from June 30, 2015.

•

To provide users with improved services and convenience, in April 2016 we launched “docomo Hikari Denwa” (IP telephone) and “docomo Hikari TV Option” (IP TV) services as part of our “docomo Hikari” optical-fiber broadband offerings. In May 2016, we introduced the “Hikari Multiple Discount” package which allows families or enterprises subscribing to two or more “docomo Hikari” lines for the same group of people to share to receive discounts on monthly charges for the second and all subsequent lines. Thanks to these measures and reinforced promotional activities, the total “docomo Hikari” subscriptions grew to over 2 million in June 2016 and reached 2.07 million as of June 30, 2016.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

•

To promote construction of a more convenient mobile telecommunications network, we expanded the coverage of our “PREMIUM 4G” service to 1,203 cities across Japan and 30,900 base stations as of June 30, 2016. Furthermore, from June 2016, we added a new carrier, 3.5GHz, to our service compatible with carrier aggregation* technologies, which allows us to offer a higher quality network service to our customers. Toward the goal of further expanding the coverage of our LTE service, we increased the total number of LTE-enabled base stations to 143,500 stations nationwide.

*	Technology that achieves improvement of data transmission speed by aggregating multiple carriers.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2015	June 30, 2016	Increase (Decrease)
Mobile telecommunications services	67,532	71,614	4,082	6.0%
Including: “Kake-hodai & Pake-aeru” billing plan	20,812	31,586	10,774	51.8
Mobile telecommunications services (LTE(Xi))	32,609	39,893	7,284	22.3
Mobile telecommunications services (FOMA)	34,923	31,721	(3,202)	(9.2)

Note:

Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of handsets sold>

	Thousand units
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Number of handsets sold	5,766	6,165	399	6.9%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription	1,898	2,446	548	28.9
Change of subscription from FOMA	896	577	(318)	(35.5)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	1,599	1,883	283	17.7
Mobile telecommunications services (FOMA)
New FOMA subscription	622	646	24	3.9
Change of subscription from LTE(Xi)	26	19	(7)	(26.6)
FOMA handset upgrade by FOMA subscribers	725	593	(132)	(18.2)

Churn rate*	0.59%	0.62%	0.03point	—

*	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

<Trend of ARPU and MOU>

	Yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Aggregate ARPU	¥4,010	¥4,330	¥320	8.0%
Voice ARPU	1,120	1,240	120	10.7
Data ARPU	2,890	3,090	200	6.9
Packet ARPU	2,870	2,960	90	3.1
“docomo Hikari” ARPU	20	130	110	550.0

MOU (minutes)	129	136	7	5.4%

Notes:

1.	Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use):

Average monthly communication time per user.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

2.	ARPU Calculation Methods

Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU	: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
-“docomo Hikari” ARPU	: A part of other operating revenues (basic monthly charges, voice communication changes) /Number of active users

3.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

Smart life business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Operating revenues from smart life business	¥118.4	¥125.2	¥6.9	5.8%
Operating income (loss) from smart life business	16.9	17.2	0.3	1.9

Operating revenues from smart life business for the three months ended June 30, 2016 were ¥125.2 billion, an increase of ¥6.9 billion, or 5.8%, from ¥118.4 billion for the same period of the previous fiscal year, due mainly to an expansion of content services revenues such as “dmarket” and other content services.

Operating expenses from smart life business were ¥108.0 billion, an increase of ¥6.5 billion, or 6.4%, from ¥101.5 billion for the same period of the previous fiscal year, driven primarily by an increase in expenses associated with the growth in content services revenues such as “dmarket” and other content services.

As a consequence, operating income from smart life business was ¥17.2 billion, an increase of ¥0.3 billion, or 1.9%, from ¥16.9 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

From April 2016, with the aim of providing customers with comprehensive health support, we started marketing “dhealthcare pack,” a package of health-related services which includes the new “Aruiteotoku” service that allows users to earn “d POINTs” simply by walking with smartphones.

•

The combined “dmarket” subscriptions* as of June 30, 2016 reached 14.48 million, an increase of by 2.13 million from June 30, 2015. Among the various “dmarket” services, “dmagazine” has been recording brisk sales with its total subscriptions growing to 3.06 million, an increase of 1.01 million from June 30, 2015.

•

Toward the goal of enhancing the convenience and service quality of “d POINT CARD” (a loyalty point card), starting from June 2016 we made it compatible with our “Osaifu-Keitai” electronic wallet service, allowing users to earn and use points just by waving their smartphones close to the reader machine at our “d POINT” partner stores handling “Osaifu-Keitai” payments.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet” and “dhealthcare pack” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

Other businesses—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Operating revenues from other businesses	¥85.9	¥94.8	¥8.9	10.4%
Operating income (loss) from other businesses	6.1	11.7	5.6	91.5

Operating revenues from other businesses for the three months ended June 30, 2016 amounted to ¥94.8 billion, an increase of ¥8.9 billion, or 10.4%, from ¥85.9 billion for the same period of the previous fiscal year, driven mainly by an increase number of subscriptions for our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥83.1 billion, an increase of ¥3.4 billion, or 4.2%, from ¥79.8 billion for the same period of the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income from other businesses was ¥11.7 billion, an increase of ¥5.6 billion, or 91.5%, from ¥6.1 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

To allow customers to utilize LTE connections in IoT solutions that involve high-speed transmission of large-capacity content, we started marketing our first embedded LTE ubiquitous module, “UMO4-KO.” The module can be used for a wide range of applications when combined with our rate option “LTE ubiquitous plan” as it allows use over high-speed connections as well as use with reduced power consumption during low-speed access.

•

From April 2016, as part of our undertakings to promote the adoption of ICT in agriculture, we started marketing equipments for “PaddyWatch,” a water management support system for rice production developed by vegitalia, inc., embedded with our communication module. At the same time, we also commenced the sales of “Agri-note,” a service developed by Water Cell, Inc. that allows producers to record their daily farm activities on the screens of smartphones and other devices utilizing the aerial photographs of farmlands, by making it available through our “Business Plus” service menu for enterprise clients.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is our corporate social responsibility (“CSR”) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive realize a sustainable society while expanding our own businesses.

The principal CSR actions undertaken during the three months ended June 30, 2016 are summarized below:

<Innovative docomo>

•

In April 2016, we entered into a “business collaboration agreement for the use of ICT and data” with Kobe City for the purpose of solving various social issues in the regional community, such as the monitoring of the safety of children and the elderly and the development of human resources proficient in ICT, by fostering collaboration in the fields of ICT and data utilization.

<Responsible docomo >

•

The power outages and transmission line disruptions caused by the 2016 Kumamoto Earthquakes forced us to temporarily suspend services in a part of coverage area of our mobile communications services, but we have been able to continue to offer services in all areas around municipality offices in Kumamoto and Oita prefectures owing to our constant preparation for disaster. As a result of establishing a disaster response office without delay and devoting utmost effort to secure communications and restore services as quickly as possible, we successfully restored the services in all areas around the evacuation shelters by April 18, 2016, the second day after the main tremor, and restored coverage to pre-disaster levels by April 20, 2016, the fourth day after the main tremor, except for certain areas where access was restricted by the government. We also extended a broad range of assistance to the disaster victims, including the provision of free battery charging services and Wi-Fi spots at evacuation shelters and free-of-charge rental of mobile phones and others to administrative organizations.

•

We set up a charity website in the aftermath of the earthquakes that struck Kumamoto, Japan and Ecuador in 2016, and collected donations from a large number of people. We also provided relief funds for the 2016 Kumamoto Earthquakes to help support the people and regions affected by the disaster.

•

We held a total of approximately 2,200 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 0.49 million people during the three months ended June 30, 2016. The classes enlighten participants on rules and manners of using smartphones and mobile phones, and inform them as to how to respond to troubles that may arise with their use. In April 2016, we launched a new initiative convening the class in conjunction with the crime prevention seminar hosted by the Hiroshima Prefectural Police.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Total capital expenditures	¥93.1	¥97.1	¥4.0	4.3%
Telecommunications business	89.1	93.8	4.8	5.4
Smart life business	2.6	2.2	(0.4)	(14.8)
Other businesses	1.5	1.1	(0.4)	(27.4)

We pursued more efficient use of capital expenditures and further cost reduction, and expanded the coverage of our “PREMIUM 4G” service to construct a more convenient mobile telecommunications network. Furthermore, we added a new carrier, 3.5GHz, to our service compatible with carrier aggregation technologies.

As a result, the total amount of capital expenditures we made increased by 4.3% from the same period of the previous fiscal year to ¥97.1 billion for the three months ended June 30, 2016.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2015	June 30, 2016	Increase (Decrease)		(Reference) March 31, 2016
Total assets	¥7,072.7	¥6,933.2	¥(139.4)	(2.0)%	¥7,214.1
NTT DOCOMO, INC. shareholders’ equity	5,407.9	5,302.6	(105.3)	(1.9)	5,302.2
Liabilities	1,628.9	1,577.7	(51.2)	(3.1)	1,854.8
Including: Interest bearing liabilities	316.1	222.1	(94.0)	(29.7)	222.2

Shareholders’ equity ratio (1) (%)	76.5%	76.5%	0.0point	—	73.5%
Debt to Equity ratio (2) (multiple)	0.058	0.042	(0.016)	—	0.042

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)
Net cash provided by operating activities	¥273.8	¥243.8	¥(30.0)	(11.0)%
Net cash used in investing activities	(208.4)	(208.8)	(0.4)	(0.2)
Net cash provided by (used in) financing activities	(43.8)	(190.0)	(146.1)	(333.3)
Free cash flows (1)	65.4	35.0	(30.4)	(46.5)
Free cash flows excluding changes in investments for cash management purposes (2)*	65.4	34.9	(30.5)	(46.7)

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

For the three months ended June 30, 2016, net cash provided by operating activities was ¥243.8 billion, a decrease of ¥30.0 billion, or 11.0%, from the same period of the previous fiscal year. This was due mainly to an increase in cash outflows for the payments of income taxes, despite an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases, which are included in decrease in receivables for sale.

Net cash used in investing activities was ¥208.8 billion, an increase of ¥0.4 billion, or 0.2%, from the same period of the previous fiscal year. This was due mainly to an increase in cash outflows for purchases of property, plant and equipment.

Net cash used in financing activities was ¥190.0 billion, an increase of ¥146.1 billion, or 333.3%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash inflows from proceeds from short-term borrowings and an increase in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥198.6 billion as of June 30, 2016, a decrease of ¥155.9 billion, or 44.0%, from the previous fiscal year end.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

(3) Prospects for the Fiscal Year Ending March 31, 2017

Japan’s telecommunications market has seen a dramatic change due to the entry of a wide range of players into the market, which has resulted in severe and continuous competition among them, as well as the government’s adoption of a pro-competition policy. Under such market conditions, we will continue our efforts to strengthen competitiveness of our telecommunications business by using driving forces, such as the proliferation of our billing plan “Kake-hodai & Pake-aeru” launched in June 2014, as well as the “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” bundle discount packages launched in March 2015. In addition, we will continue our “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program. Through these endeavors, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2017.

Although we expect a decline in revenues from equipment sales, we estimate that operating revenues for the fiscal year ending March 31, 2017 will increase by ¥92.9 billion from the previous fiscal year to ¥4,620.0 billion, driven by an increase in mobile communications services revenues as a result of the rise in smartphone use, the strong demand for tablets and other products purchased as a second mobile device for individual use, and initiatives aimed at boosting the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, an increase in optical-fiber broadband service and other telecommunications services revenues due to the projected growth of “docomo Hikari” users, and an increase in revenues from smart life business and other businesses. On the expenses side, although we project an increase in expenses associated with the growth of revenues from smart life business and other businesses and the expansion of “docomo Hikari” revenues, operating expenses are expected to decrease by ¥34.1 billion to ¥3,710.0 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used from the declining-balance method to the straight-line method, as well as a decrease in cost of equipment sold and initiatives to pursue further cost efficiency. Accordingly, operating income for the fiscal year ending March 31, 2017 is estimated to be ¥910.0 billion, an increase of ¥127.0 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 28, 2016.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Change in depreciation method

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥33,381 million for the three months ended June 30, 2016. “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” increased by ¥22,833 million and ¥6.08, respectively, for the three months ended June 30, 2016.

DOCOMO Earnings Release	Three Months Ended June 30, 2016

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥198,583
Short-term investments	5,872	5,726
Accounts receivable	237,040	157,916
Receivables held for sale	972,851	956,863
Credit card receivables	276,492	296,226
Other receivables	381,096	383,209
Allowance for doubtful accounts	(17,427)	(19,191)
Inventories	153,876	171,059
Deferred tax assets	107,058	98,023
Prepaid expenses and other current assets	108,898	125,794

Total current assets	2,580,193	2,374,208

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,099,923
Buildings and structures	896,815	898,212
Tools, furniture and fixtures	468,800	470,524
Land	199,054	199,141
Construction in progress	190,261	183,691
Accumulated depreciation and amortization	(4,398,970)	(4,423,596)

Total property, plant and equipment, net	2,440,376	2,427,895

Non-current investments and other assets:
Investments in affiliates	411,395	395,231
Marketable securities and other investments	182,905	167,881
Intangible assets, net	615,013	604,504
Goodwill	243,695	241,692
Other assets	479,103	465,138
Deferred tax assets	261,434	256,687

Total non-current investments and other assets	2,193,545	2,131,133

Total assets	¥7,214,114	¥6,933,236

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥200
Short-term borrowings	1,764	1,755
Accounts payable, trade	793,084	600,810
Accrued payroll	53,837	40,688
Accrued income taxes	165,332	66,573
Other current liabilities	205,602	236,160

Total current liabilities	1,219,819	946,186

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	220,170
Accrued liabilities for point programs	75,182	67,655
Liability for employees’ retirement benefits	201,604	203,504
Other long-term liabilities	137,983	140,209

Total long-term liabilities	634,969	631,538

Total liabilities	1,854,788	1,577,724

Redeemable noncontrolling interests	16,221	16,412

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	330,482	329,903
Retained earnings	4,413,030	4,488,262
Accumulated other comprehensive income (loss)	14,888	(4,764)
Treasury stock	(405,832)	(460,473)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,302,608
Noncontrolling interests	40,857	36,492

Total equity	5,343,105	5,339,100

Total liabilities and equity	¥7,214,114	¥6,933,236

DOCOMO Earnings Release	Three Months Ended June 30, 2016

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Operating revenues:
Telecommunications services	¥675,255	¥729,708
Equipment sales	201,345	165,753
Other operating revenues	200,264	213,209

Total operating revenues	1,076,864	1,108,670

Operating expenses:
Cost of services (exclusive of items shown separately below)	288,904	304,479
Cost of equipment sold (exclusive of items shown separately below)	175,531	154,977
Depreciation and amortization	145,572	109,715
Selling, general and administrative	231,462	240,208

Total operating expenses	841,469	809,379

Operating income	235,395	299,291

Other income (expense):
Interest expense	(312)	(240)
Interest income	179	155
Other, net	5,349	(3,914)

Total other income (expense)	5,216	(3,999)

Income before income taxes and equity in net income (losses) of affiliates	240,611	295,292

Income taxes:
Current	70,293	69,256
Deferred	2,328	20,392

Total income taxes	72,621	89,648

Income before equity in net income (losses) of affiliates	167,990	205,644

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	1,619	992

Net income	169,609	206,636

Less: Net (income) loss attributable to noncontrolling interests	(825)	218

Net income attributable to NTT DOCOMO, INC.	¥168,784	¥206,854

Per Share Data
Weighted average common shares outstanding – Basic and Diluted	3,881,483,829	3,754,094,845

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥43.48	¥55.10

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Net income	¥169,609	¥206,636
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	1,730	(11,821)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(23)	(72)
Foreign currency translation adjustment, net of applicable taxes	(6,716)	(8,105)
Pension liability adjustment, net of applicable taxes	(26)	141

Total other comprehensive income (loss)	(5,035)	(19,857)

Comprehensive income	164,574	186,779

Less: Comprehensive (income) loss attributable to noncontrolling interests	(856)	423

Comprehensive income attributable to NTT DOCOMO, INC.	¥163,718	¥187,202

DOCOMO Earnings Release	Three Months Ended June 30, 2016

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Cash flows from operating activities:
Net income	¥169,609	¥206,636
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	145,572	109,715
Deferred taxes	2,328	20,392
Loss on sale or disposal of property, plant and equipment	6,379	3,963
Inventory write-downs	770	4,076
Impairment loss on marketable securities and other investments	—	853
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(1,619)	(992)
Dividends from affiliates	4,160	4,837
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	81,894	78,707
(Increase) / decrease in receivables held for sale	(5,708)	15,988
(Increase) / decrease in credit card receivables	(6,224)	(10,778)
(Increase) / decrease in other receivables	(7,179)	(3,384)
Increase / (decrease) in allowance for doubtful accounts	893	1,756
(Increase) / decrease in inventories	(24,058)	(21,333)
(Increase) / decrease in prepaid expenses and other current assets	(16,365)	(17,549)
(Increase) / decrease in non-current receivables held for sale	3,278	21,618
Increase / (decrease) in accounts payable, trade	(85,782)	(90,114)
Increase / (decrease) in accrued income taxes	(307)	(98,738)
Increase / (decrease) in other current liabilities	26,887	32,519
Increase / (decrease) in accrued liabilities for point programs	(8,169)	(7,527)
Increase / (decrease) in liability for employees’ retirement benefits	1,865	1,905
Increase / (decrease) in other long-term liabilities	679	3,782
Other, net	(15,105)	(12,538)

Net cash provided by operating activities	273,798	243,794

Cash flows from investing activities:
Purchases of property, plant and equipment	(130,531)	(125,769)
Purchases of intangible and other assets	(72,028)	(78,535)
Purchases of non-current investments	(1,359)	(743)
Proceeds from sale of non-current investments	1,054	1,611
Purchases of short-term investments	(1,684)	(5,428)
Redemption of short-term investments	1,621	5,546
Other, net	(5,518)	(5,480)

Net cash used in investing activities	(208,445)	(208,798)

Cash flows from financing activities:
Proceeds from short-term borrowings	143,798	5,754
Repayment of short-term borrowings	(50,146)	(5,754)
Principal payments under capital lease obligations	(379)	(311)
Payments to acquire treasury stock	(0)	(54,641)
Dividends paid	(134,332)	(130,524)
Cash distributions to noncontrolling interests	(2,310)	(3,500)
Other, net	(474)	(990)

Net cash provided by (used in) financing activities	(43,843)	(189,966)

Effect of exchange rate changes on cash and cash equivalents	(718)	(884)

Net increase (decrease) in cash and cash equivalents	20,792	(155,854)
Cash and cash equivalents as of beginning of period	105,553	354,437

Cash and cash equivalents as of end of period	¥126,345	¥198,583

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥653	¥3
Cash paid during the period for:
Interest, net of amount capitalized	265	213
Income taxes	74,492	167,075

DOCOMO Earnings Release	Three Months Ended June 30, 2016

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ended March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

In connection with this realignment, segment information for the three months ended June 30, 2015 has been restated to conform, to the presentation for the three months ended June 30, 2016.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Telecommunications business-
External customers	¥878,374	¥894,659
Intersegment	250	265

Subtotal	878,624	894,924
Smart life business-
External customers	115,515	122,161
Intersegment	2,872	3,088

Subtotal	118,387	125,249
Other businesses-
External customers	82,975	91,850
Intersegment	2,901	2,961

Subtotal	85,876	94,811

Segment total	1,082,887	1,114,984
Elimination	(6,023)	(6,314)

Consolidated	¥1,076,864	¥1,108,670

DOCOMO Earnings Release	Three Months Ended June 30, 2016

Segment operating income (loss):

	Millions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Telecommunications business	¥212,420	¥270,410
Smart life business	16,876	17,203
Other businesses	6,099	11,678

Consolidated	¥235,395	¥299,291

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “2. (3) Changes in Accounting Policies,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the three months ended June 30, 2016 increased by ¥33,350 million, ¥12 million and ¥19 million, respectively.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

18

DOCOMO Earnings Release	Three Months Ended June 30, 2016

4. Appendix

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
a. EBITDA	¥387.3	¥413.0

Depreciation and amortization	(145.6)	(109.7)
Loss on sale or disposal of property, plant and equipment	(6.4)	(4.0)

Operating income	235.4	299.3

Other income (expense)	5.2	(4.0)
Income taxes	(72.6)	(89.6)
Equity in net income (losses) of affiliates	1.6	1.0
Less: Net (income) loss attributable to noncontrolling interests	(0.8)	0.2

b. Net income attributable to NTT DOCOMO, INC.	168.8	206.9

c. Operating revenues	1,076.9	1,108.7

EBITDA margin (=a/c)	36.0%	37.2%
Net income margin (=b/c)	15.7%	18.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
a. Net income attributable to NTT DOCOMO, INC.	¥168.8	¥206.9
b. Shareholders’ equity	5,394.0	5,302.4

ROE (=a/b)	3.1%	3.9%

Note:	Shareholders’ equity = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2016 (or 2015) and June 30, 2016 (or 2015).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended June 30, 2015	Three months ended June 30, 2016
Net cash provided by operating activities	¥273.8	¥243.8
Net cash used in investing activities	(208.4)	(208.8)

Free cash flows	65.4	35.0

Changes in investments for cash management purposes	(0.1)	0.1

Free cash flows excluding changes in investments for cash management purposes	65.4	34.9

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes.

19

DOCOMO Earnings Release	Three Months Ended June 30, 2016

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

20

FY2016/1Q Results Presentation

NTT

docomo

July 29, 2016

NTT

docomo

Ever-improving value propositions

to customers and society

Service creation/evolution

Deliver fun, convenience and peace of mind to every single customer/family

Promotion of “+d”

Address social issues and invent new solutions for regional revitalization & 2020

1 advancement of mobile ict (device/network/software) new ideas x x speed reinforcement of all foundations cost structure reform netwrok/r&d (iot,ai/5g/services) expansion of customer base docomo

Ever-improving value propositions to customers and society

(Shift to service co-creation)

x

Reinforce corporate governance

II

A healthy company that achieves both enhanced customer service and sustainable business growth

(Gain the confidence of customers, society, shareholders,

business partners and employees)

2

NTT

docomo

1. Results Highlights

Key Financial Data, Segment Results

2. Telecommunications Business

? Operational Performance, ARPU

Network, Cost Efficiency Improvement

3. Smart Life Business & Other Businesses

Operating Income, Principal Services

Promotion of “+d”

4. Summary

NTT

FY2016/1Q Results Snapshot docomo

U.S.

GAAP

YOY increase in both operating revenues/income

- FY2016, off to a good start

Financial data

> Operating revenues: ¥1,108.7 billion (Up 3.0% year-on-year)

> Operating income: ¥299.3 billion (Up 27.1% year-on-year)

Operating income by segment

> Telecommunications business: ¥270.4 billion (Up 27.3% year-on-year)

> Smart life business: ¥17.2 billion (Up 1.9% year-on-year)

> Other businesses: ¥11.7 billion (Up 91.5% year-on-year)

Consolidated financial statements in this document are unaudited

4

Selected Financial Data docomo NTT

U.S.

GAAP

(Billions of yen) FY2015/1Q

(1) FY2016/1Q

(2) Changes (2) – (1)

Operating revenues 1,076.9 1,108.7 + 31.8

Operating expenses 841.5 809.4 -32.1

Operating income 235.4 299.3 + 63.9

Net income attributable to NTT DOCOMO, INC. 168.8 206.9 + 38.1

Capital expenditures 93.1 97.1 +4.0

Adjusted free cash flow* 65.4 34.9 -30.5

* For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp. Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

5

Results by Segment NTT docomo

U.S.

GAAP

(Billions of yen)

FY2015/1Q*1

(1)

FY2016/1Q

(2)

Changes

(2)-(l)

Telecommunications

Operating revenues

878.6

894.9

+16.3

business

Operating income

212.4

270.4

+58.0

Smart life Operating revenues 118.4 125.2 + 6.9

business Operating income 16.9 17.2 + 0.3

Other Operating revenues 85.9 94.8 +8.9

businesses Operating income 6.1 11.7 + 5.6

<Ref.>Smart life business and Other businesses Operating revenues 204.3 220.1 +15.8

Operating income 23.0 28.9 +5.9

In association with the change of organizational structure that took effect on July 1, 2015, certain types of Machine-to-Machine (M2M) communication services that had previously been included in “Other businesses” were reclassified into “Smart life business” beginning with the results presentation for the first six months of the fiscal year ended March 31, 2016.

6

Key Factors behind Changes docomo in Operating Income ntt

(Billions of yen)

Increase in mobile communications services revenues: Up 34.8

Increase in other operating’ revenues:

Up 12.9

235.4

Increase in optical-fiber broadband service revenues, etc.:

Up 19.7*1

Decrease in selling expenses

Decrease in network-related expenses*2:

U.S.

GAAP

Down 27.1

Down 21.4

299.3

Decrease in selling revenues: Down 35.6

Increase in other operating expenses:

Up 16.4

Selling revenue and expense: Down 14.2

Income impact from

change of depreciation method, etc.

Up 25.0

Income impact from “Zutto Carryover”, etc.:

Up 18.0

Operating revenues: Up 31.8

Operating expenses: Down 32.1

FY15/1Q

FY16/1Q

*1: Sum of cost of equipment sold and commissions to agent resellers

*2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges 7

NTT

docomo

1. Results Highlights

Key Financial Data, Segment Results

2. Telecommunications Business

Operational Performance, ARPU

Network, Cost Efficiency Improvement

3. Smart Life Business & Other Businesses

Operating Income, Principal Services

Promotion of “+d”

4. Summary

NTT

Operational Performance (1) docomo

(Millions subs)

Mobile telecommunications services subscriptions

71.61

Total smartphone churn rate

tablet users

33.44

FY15/1Q FY16/1Q FY15/1Q FY16/1Q FY15/1Q FY16/1Q

9 67.53 up 6% 29.67 up 13% 0.59% 0.62% up 5-fold 20.81 up 1.5-fold

NTT

Operational Performance (2) docomo

(Millions subs)

“docomo Hikari” optical-fiber broadband subs

2.07

[GRAPHIC APPEARS HERE]

FY15/1Q FY16/1Q

“Kake-hodai & Pake-aeru” billing plan subs

31.59

[GRAPHIC APPEARS HERE]

FY15/1Q FY16/1Q

10

0.41 up5 20.81 up 1.5

ntt Enrichment of Billing Services docomo

Rate plans for low-usage customers

“Share Pack 5” selection rate*1:

Approx. 20%

“Kake-hodai Light” selection rate*2:

Approx. 60%

Privileges for long-term users

“Zutto DOCOMO Discount” application rate*3:

Approx. 70%

(Up approx. 10% after expanding applicability)

*1: “Share Pack 5” selection rate= No. of “Share Pack 5” packages sold / (No. of “Data Packs” sold + No. of “Share Packs” sold). The number represents the actual data for FY2016/1Q *2: “Kake-hodai Light” selection rate: No. of “Kake-hodai Light” packages sold / (No. of “Kake-hodai” packages sold + No. of “Kake-hodai Light” packages sold). The number represents the actual data for FY2016/1Q

*3: “Zutto DOCOMO Discount” application rate = No. of “Zutto DOCOMO Discount” packages applied / Total “Packet Pack” subscriptions. The number represents the actual data as of June 30, 2016 11 2,780 2,870

ARPU/MOU

NTT

docomo

(Yen)

Trend of improvement continues

Voice ARPU Packet ARPU ? docomo Hikari ARPU

4,110 4040 4,030 4,010

4,190

4,230 4,260 4,330

MOU

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q 4Q FY16/1Q

(Minutes) 111 121 128 126 129 134 136 135 136

For an explanation on ARPU and MOU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

12 20 40 60 90 130 2,870 2,820 2,2870 2,910 2,930 2,940 2,960 1,340 1,290 1,260 1,210 1,120 1,240 1,240 1,230 1,240 4, 210

“docomo Hikari”: Usage Growth docomo

NTT

Monthly usage per subscription

docomo Hikari Optional Services

Optional Services:

FY16/1Q FY15/1Q up approx.20%

“docomo Hikari Denwa”

IP phone service

“docomo Hikari TV Option” IP TV

“Hikari Remote Support”

Average monthly usage of customers applying for “docomo Hikari” in FY2015/lQand FY2016/1Q, respectively.

13

LTE Network

NTT

docomo

143,500

Total no. of LTE base stations: 106,900 4g 5g 15

30,900

PREMIUM 4G-enabled

base stations: 3,500

FY15/1Q 4gtm

PREMIUM

Expanded to 1,203 cities across Japan

Japan’s fastest 375Mbps service: Launched May 2016 Principal areas where service is available: Mt. Fuji, stadiums, theme parks

370Mbps service using 3.5GHz band: Launched June 2016

Rolled out in 49 cities across Japan

FY16/1Q

The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc. The description “Japan’s fastest” is as of June 30, 2016.

Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 370Mbps service, rolled out in 35 cities across Japan. (The maximum downlink speed provided in areas other than Tokyo, Nagoya and Osaka is 332.5Mbps, for which the two frequency bands of 3.5GHz and 2GHz are used, rolled out in 14 cities across Japan.)

Three frequency bands of 2GHz, 1.7GHz and 800 MHz are used for the provision of 375Mbps service.

14

ntt docomo LTE Network: Planned Advancements 4g 5g 15

2014

2015

2016

2020

Bringing the next stage of evolution to “speed” and “comfort”

PREMIUM 16

Over 500Mbps

up to 1Gbps

Further sophistication

300Mbps 375Mbps

225Mbps 3-carrier aggregation

PREMIUM 4G New combination

Service of frequencies launch

370Mbps

3.5GHz band TDD+FDD

4X4 MIMO* Planned for launch within FY2016

* A technique that realizes simultaneous transmission and reception of different signals from multiple antennas

NTT

docomo

Cost Efficiency Improvement

(Billions of yen)

FY16/1Q FY16 full year (planned)

Focus areas:

[Network]

Capital expenditures, maintenance outsourcing cost, etc.

[Marketing]

Sales tools, etc.

[Other]

R&D, information system, etc.

-80 -25

The numbers above are the amount of cost reduction compared to the FY2015 level

NTT

docomo

1. Results Highlights

Key Financial Data, Segment Results

2. Telecommunications Business

Operational Performance, ARPU

Network, Cost Efficiency Improvement

3. Smart Life Business & Other Businesses

Operating Income, Principal Services

Promotion of “+d”

4. Summary

Smart Life Business & Other Businesses: docomo Operating Income

Steadily progressing

(Billions of yen)

28.9 23.0 up 26% ntt

FY15/1Q

FY16/1Q

120

FY16 full year (Guidance)

Principal services, etc:

Smart life business

Content services Finance/Payment services Group companies

Other businesses Enterprise solutions

Support services for customers’ peace of mind, etc.

Content Services

NTT

docomo

“dmarket”

(Million subs)

14.48

12.35

FY15/1Q

FY16/1Q

“Osusume Pack”

4.92

FY15/1Q

5.17

FY16/1Q

“Anshin Pack”

15.01

10.85

FY15/1Q

FY16/1Q

“dTV”

“dhits”

“d anime store” “dhealthcare pack”

“dmagazine”

“dgourmet”

“dkids”

“Sugotoku-Contents”

“i-concier”

“Cloud Storage Option” +50GB

“Anshin Net Security”

“Anshin Remote Support”*

“Mobile Device Protection Service”*

*“Anshin Remote Support” and “Mobile Device Protection Service” are included in the “Support Services for Customers’ Peace of Mind”

(Million subs)

Finance/Payment Services

NTT

docomo

“dCARD”

16.68

15.97

FY15/1Q

“dCARD Gold”

Over 1.3 million subs

FY16/1Q

The total “dCARD” subscriptions represent the combined subscriptions to “dCARD” and “dCARD mini”

ntt Promotion of +d

docomo

Received MM Research Institute Grand Prix Award 2016

Steadily increased no. of “+d” partners

Retail

NEXCO

PKSHA Technology

Transport IoT, etc:

KYOTO UNIVERSITY

Kumamoto University

FUJITSU FUJITSU TEN

Premier Mobile Solution

COIN PARK Sharing Service

hatapro act now

NTT data athlete yell joshin

ntt +d AI-Based +d Initiatives docomo

Realization of taxi demand prediction

FUJITSU FUJITSU TEN +d

Verification trial on the world’s first Al-based real-time travel demand prediction technology

Started June 1, 2016

Realization of autonomous driving service (1)

KYUSHU UNIVERSITY

FUKUOKA CITY

Established consortium toward realization of a transport service based on self-driving buses

Agreement reached July 8, 2016

Realization of autonomous driving service (2)

Selected by Ministry of Internal Affairs and Communications as its outsourcing contractor for development and verification of an autonomous mobility system

Verification trial on real-time update/distribution technology for an advanced map database

Announced July 19, 2016

NTT

docomo

1. Results Highlights

Key Financial Data, Segment Results

2. Telecommunications Business

Operational Performance, ARPU

Network, Cost Efficiency Improvement

3. Smart Life Business & Other Businesses

Operating Income, Principal Services

Promotion of “+d”

4. Summary

Share Repurchase

(Purchase on the Tokyo Stock Exchange)

Period for share repurchase:

May 2 - June 30, 2016

Aggregate no. of shares repurchased:

Approx. 20.09 million shares

Aggregate price of shares repurchased:

Approx. ¥54.6 billion

Remaining share repurchase authorization:

Approx. 137.9 billion

(through December 31, 2016)

NTT

docomo

NTT fy 2016\1q summary

docomo

Recorded increase in both operating revenues and income, making a good start toward achievement of full-year guidance.

Strong operational performance in telecommunications business, with ARPU continuing to show improvement. Revenue growth driven by increased “docomo Hikari” subscriptions and other factors. Enriched billing services catered to “low-usage” and “long-term” customers.

Steadily expanded PREMIUM 4G coverage. Launched Japan’s fastest 375Mbps service, with further speed enhancements to over 500Mbps planned within FY2016.

Income generation from Smart life business and Other businesses progressing steadily toward full-year guidance.

Successfully increased number of “+d” partners. Launched “+d” programs that incorporate artificial intelligence (Al), such as autonomous driving.

Repurchased shares worth approx. ¥54.6 billion. Share repurchase on the stock exchange to be continued. 25

The new of today, the norm of tomorrow

NTT

docomo

Danger ahead! Smartphone-distracted walking

Appendices

Principal Services Included in Each Reportable Segment

Telecommunications business

Mobile communications services

LTE(Xi) services FOMA services International services Sales of handset/equipment for each service, etc.

Optical-fiber broadband service and other telecommunications services Optical-fiber broadband service • Satellite communications services, etc.

Smart life business

Content services

• “dmarket” • “Anshin Net Security” “Sugotoku-Contents” • “Cloud Storage Options” etc. Finance/Payment services

Credit service Proxy bill collection “docomo Mobile Payment” etc.

Group companies

• OAK LAWN MARKETING, INC. ABC Cooking Studio Co.,Ltd. • docomo Healthcare, Inc. etc.

Other businesses

Enterprise solutions

Enterprise M2M solutions System development/sales/maintenance services etc.

Support services for customers peace of mind

“Mobile Device Protection Service” “Anshin Remote Support” etc.

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):

Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active users

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active users

- “docomo Hikari” ARPU : “docomo Hikari”-related revenues (basic monthly charges, voice communication charges)

/ No. of active users

- In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of “users” used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

2. Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Conventional ARPU calculation method is as below: 29

ARPU (conventional calculation) = (Voice revenues + Packet revenues + Revenues accounted for in Smart ARPU )/No. of subscriptions after subtracting communication module and MVNO subscriptions, etc.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward- looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.